# News Release

Sun Life

## Sun Life appoints Patrick Cronin and Stacey Madge to Board of Directors

**TORONTO, ON – (July 31, 2024)** - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce the appointments of Patrick Cronin and Stacey Madge to the Sun Life Board of Directors, effective July 31, 2024.

Mr. Cronin is a seasoned financial executive with a distinguished career spanning over 30 years in the banking and financial services industries across Canada, U.S. and international markets. Most recently, Mr. Cronin served as Special Advisor to the CEO for BMO Financial Group. Prior to that role, he was the bank's Chief Risk Officer, where he provided independent review and oversight of enterprise-wide risks and fostered a strong risk culture across the bank. He played a pivotal role in BMO's strategic initiatives, including the successful acquisition of Bank of the West in early 2023.

From 2001 to 2018, Mr. Cronin held various senior roles at BMO Capital Markets, including Head of Trading Products, President & COO, and CEO & Group Head. In these roles, he was responsible for sales, trading, research, and structuring groups in equity products, debt products, foreign exchange, derivative products and securitization, as well as supporting significant expansions in the U.S. and Asian markets.

Mr. Cronin sees strong alignment between key areas of Sun Life's business and strategic priorities and his own expertise, which includes a deep understanding of capital markets, financial management, mergers and acquisitions and risk management. His experience and perspective will be invaluable as Sun Life continues to evolve and adapt to the rapidly changing financial landscape.

Mr. Cronin holds a Bachelor's Degree in Economics and History from the University of Toronto and a Master of Business Administration degree from the Ivey Business School at Western University. He resides in Toronto.

Ms. Madge is an experienced leader with more than 30 years working across financial services and technology fields. Before retiring to focus on community and advisory work, Ms. Madge was the President and Country Manager of Visa Canada where her achievements included significant growth, new Client acquisitions, fintech partnerships and innovations in payments.

Prior to her tenure with Visa Canada, Ms. Madge was with Scotiabank where she held various senior executive positions, including Head and Senior Vice-President, International Retail and Small Business Banking, where she was responsible for retail and small business across 30 Latin American and Caribbean markets. She also spent more than 10 years at McKinsey & Company, most recently as Principal, specializing in retail banking, mergers & acquisitions, culture change, sales force effectiveness, customer experience and strategy.

Ms. Madge believes that the life insurance industry plays a critical role in serving the financial health and well-being of Clients. Her experience with digital transformation, fintech partnerships, client experience and risk management will contribute to Sun Life's strategic direction.

Ms. Madge holds a Bachelor's degree in Commerce from Queen's University and has a Master of Business Administration degree from the University of Chicago. She is also a Chartered Financial Analyst and has a certificate in Corporate Governance from INSEAD. She resides in Toronto and is currently serving on the

Advisory Board of Georgian Partners and the Board of Directors of The Princess Margaret Cancer Foundation.

**About Sun Life**

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2024, Sun Life had total assets under management of $1.47 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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**Media Relations Contact:**
Rajani Kamath
Associate Vice-President,
Corporate Communications
T. 416-979-6070
rajani.kamath@sunlife.com

**Investor Relations Contact:**
David Garg
Senior Vice-President, Capital
Management and Investor Relations
T. 416-408-8649
david.garg@sunlife.com